                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2002

                                     ALSTOM
             (Exact Name of Registrant as Specified in its Charter)

                     25, avenue Kléber, 75116 Paris, France
              (Address of Registrant's Principal Executive Office)

     (Indicate  by check mark whether the  Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F)

      Form 20-F   X                    Form 40-F
                -----                            -----

     (Indicate  by  check  mark  whether  the  Registrant,   by  furnishing  the
information  contained in this Form, is also thereby  furnishing the information to the Commission  pursuant to Rule 12g3-2(b) under the Securities  Exchange Act of 1934)

      Yes                              No   X
          -----                           -----

     (If  "Yes" is  marked,  indicate  below  the file  number  assigned  to the
Registrant in connection with Rule 12g3-2(b):____)

ENCLOSURES:

Press  release  dated  July 25,  2002,  "ALSTOM  Chosen to Supply  New
Commuter Trains for Valparaiso in Chile".......................................3

Press  release dated July 31, 2002,  "ALSTOM  Awarded 980 Million Euro
Contract to Supply 660 Subway Cars to New York City"...........................5

Press  release dated July 31, 2002,  "ALSTOM  Selected for Santiago de
Chile Metro Line 4"............................................................7

ALSTOM  Consolidated  Cash  Quarterly  Statement  as of 30  June  2002
(Unaudited)....................................................................9

                                                                    25 July 2002

                 ALSTOM CHOSEN TO SUPPLY NEW COMMUTER TRAINS FOR
                              VALPARAISO IN CHILE

MERVAL (Metro  Regional de Valparaiso)  has awarded ALSTOM a contract worth more than 85 million  euro in net  present  value for the supply and  maintenance  of commuter  trains.  These trains will operate on the existing  43-kilometre  line which links  Valparaiso,  Vi&ntidle;a del Mar and Limache.  The investment comes within the frame of the "Cuarta Etapa" project, which aims to improve the area's infrastructure  and level of public  transport  by  rehabilitating  the existing
MERVAL line and acquiring new rolling stock.

For this  contract,  MERVAL has opted for  X'TRAPOLIS™  trains,  similar to those presently delivered to the Hill side network in Melbourne (Australia). The basic  configuration  consists  of 28  two-car  trains  with a  capacity  of 392 passengers*  able to  operate  at  speeds up to 120  km/h.  ALSTOM  will also be responsible for the maintenance of the trains and workshops.

The trains will be manufactured in ALSTOM's factories in Europe, and notably the
La Rochelle plant in France. Deliveries are expected to start in March 2005, and commercial operation is scheduled to start in autumn of the same year.

Michel  Moreau,   President  of  ALSTOM's  Transport  Sector,  said:  "Our  long experience  in the supply of rolling stock and  maintenance  services to transit equipment, not only in Chile but also world-wide, provides us with a sound basis
for  a  successful  long-term   partnership  with  MERVAL.  We  are  pleased  to
participate in Chile's program of modernisation of its mass transit network."

*4 passengers/m2

ALSTOM IS THE GLOBAL  SPECIALIST  IN ENERGY AND  TRANSPORT  INFRASTRUCTURE.  THE
COMPANY  SERVES THE ENERGY MARKET  THROUGH ITS ACTIVITIES IN THE FIELDS OF POWER
GENERATION AND POWER  TRANSMISSION  AND  DISTRIBUTION,  AND THE TRANSPORT MARKET
THROUGH ITS  ACTIVITIES IN RAIL AND MARINE.  IN FISCAL YEAR 2001/02,  ALSTOM HAD
ANNUAL SALES IN EXCESS OF €23  BILLION AND EMPLOYED  118,000 PEOPLE IN OVER
70 COUNTRIES.
ALSTOM IS LISTED ON THE PARIS, LONDON AND NEW YORK STOCK EXCHANGES.
ALSTOM'S  TRANSPORT  SECTOR,  WITH  ANNUAL  SALES OF  €4.4  BILLION,  IS AN
INTERNATIONALLY LEADING SUPPLIER OF ROLLING STOCK, INFORMATION SYSTEMS, SERVICES
AND COMPLETE TURNKEY SYSTEMS TO THE RAIL INDUSTRY.

Press enquiries:     S. Gagneraud / G. Tourvieille
                     (Tel. +33 1 47 55 25 87) - internet.press@chq.alstom.com
Investor relations:  E. Rocolle-Teyssier
                     (Tel.+33 1 47 55 21 70) - investor.relations@chq.alstom.com internet: www.alstom.com

                                                                    25 July 2002

               ALSTOM AWARDED 980 MILLION EURO CONTRACT TO SUPPLY
                        660 SUBWAY CARS TO NEW YORK CITY

The  Metropolitan  Transportation  Authority - New York City Transit  (MTA-NYCT)
Board of Directors  voted today to award ALSTOM in  partnership  with Kawasaki a
980 million euro  contract ( 961 million $ ) for the design and  manufacture  of
660 new heavy rail subway cars. The contract  includes supply of the cars, spare parts, special tools and training.

The award also includes two options totalling an additional 1000 - 1040 cars for a total  contract value of 2.4 billion euros ( 2.358 billion $ ) if exercised by the MTA-NYCT.

The new  carriages  will replace R32,  R38, R40 and R42 cars,  and give the NYCT additional new carriages for expansion purposes.  The 660 cars of the base order will be delivered in a 2006-2007 timeframe.

"ALSTOM is very  pleased to have won this highly  competitive  tender  where our advanced  technology  and  efficient  manufacturing  capabilities  were  the key success factors to supply the MTA-NYCT with its new trains," said Michel Moreau,
President of ALSTOM's Transport Sector.  "This new contract further demonstrates the market  confidence  in our products and  commitment  to quality and service.
Many of the  leading  transit  systems  across  the US and around the world have chosen  ALSTOM and we are  delighted  to be  working  with the MTA on this major project.  Winning such a significant  contract from the world's  largest  subway fleet operator is a credit to all of our employees and a major accomplishment in
ALSTOM's strategy to be one of the leaders in the U.S. passenger rail business."

The body shells will be manufactured in ALSTOM's facilities in Lapa, Brazil, and the cars will be built up and tested in Hornell, near New York.

This success  follows the 137 million  euro ( 129 million $ ) order  received on
20th June from the Washington Metropolitan Area Transportation Authority (WMATA)
for 62 new cars.

ALSTOM IS THE GLOBAL  SPECIALIST  IN ENERGY AND  TRANSPORT  INFRASTRUCTURE.  THE
COMPANY  SERVES THE ENERGY MARKET  THROUGH ITS ACTIVITIES IN THE FIELDS OF POWER
GENERATION AND POWER  TRANSMISSION  AND  DISTRIBUTION,  AND THE TRANSPORT MARKET
THROUGH ITS  ACTIVITIES IN RAIL AND MARINE.  IN FISCAL YEAR 2001/02,  ALSTOM HAD
ANNUAL SALES IN EXCESS OF €23  BILLION AND EMPLOYED  118,000 PEOPLE IN OVER
70 COUNTRIES.
ALSTOM IS LISTED ON THE PARIS, LONDON AND NEW YORK STOCK EXCHANGES.

ALSTOM'S  TRANSPORT  SECTOR,  WITH  ANNUAL  SALES OF  €4.4  BILLION,  IS AN
INTERNATIONALLY LEADING SUPPLIER OF ROLLING STOCK, INFORMATION SYSTEMS, SERVICES
AND COMPLETE TURNKEY SYSTEMS TO THE RAIL INDUSTRY.

[MTA NEW YORK CITY TRANSIT IS THE LARGEST  SUBWAY FLEET  OPERATOR AND ONE OF THE
MOST EXTENSIVE AND COMPLEX PUBLIC TRANSPORTATION SYSTEMS IN THE WORLD. EACH DAY,
MORE THAN  SEVEN  MILLION  PEOPLE USE NEW YORK CITY  TRANSIT - OVER TWO  BILLION
CUSTOMERS ANNUALLY.]

Press enquiries:     S. Gagneraud / G. Tourvieille
                     (Tel. +33 1 47 55 25 87) - internet.press@chq.alstom.com
Investor relations:  E. Rocolle-Teyssier
                     (Tel.+33 1 47 55 21 70) - investor.relations@chq.alstom.com internet: www.alstom.com

                                                                    31 July 2002

                      ALSTOM SELECTED FOR SANTIAGO DE CHILE
                                  METRO LINE 4

Chile's  Metro  S.A.  has  selected  ALSTOM  for the  supply of  rolling  stock,
Automatic  Train  Control  equipment  and  maintenance  services for Santiago de
Chile's  metro  line 4,  under a  contract  worth  more than 250  million  euros including  options.  The new  32-kilometre  line  will  link the  Tobalaba  Ave.
(district of Providencia) and Puente Alto district, crossing the city from north to south.

Within  the  scope of this  project,  ALSTOM  will  supply  60  stainless  steel
METROPOLIS™  metro  trains,  each  comprising  three  cars,  as well as the
URBALIS™  equipment for Automatic Train Control. The production of the cars will be shared between  ALSTOM plants in Europe and Brazil,  while the Automatic
Train Control system will be supplied from France.

The new line is scheduled to start commercial  operation at the end of 2005, and is expected to carry more than 50 million passengers per year.

Michel  Moreau,  President  of  ALSTOM's  Transport  sector,  said "This  latest success, which comes after a rigorous international  competitive bidding process for one of the most demanding  metro systems in the world,  reinforces  ALSTOM's already  well-established  position  on the metro  market and  demonstrates  the complementarity of our Latin American and European plants."

ALSTOM IS THE GLOBAL  SPECIALIST  IN ENERGY AND  TRANSPORT  INFRASTRUCTURE.  THE
COMPANY  SERVES THE ENERGY MARKET  THROUGH ITS ACTIVITIES IN THE FIELDS OF POWER
GENERATION AND POWER  TRANSMISSION  AND  DISTRIBUTION,  AND THE TRANSPORT MARKET
THROUGH ITS  ACTIVITIES IN RAIL AND MARINE.  IN FISCAL YEAR 2001/02,  ALSTOM HAD
ANNUAL SALES IN EXCESS OF €23  BILLION AND EMPLOYED  118,000 PEOPLE IN OVER
70 COUNTRIES.
ALSTOM IS LISTED ON THE PARIS, LONDON AND NEW YORK STOCK EXCHANGES.
ALSTOM'S  TRANSPORT  SECTOR,  WITH  ANNUAL  SALES OF  €4.4  BILLION,  IS AN
INTERNATIONALLY LEADING SUPPLIER OF ROLLING STOCK, INFORMATION SYSTEMS, SERVICES
AND COMPLETE TURNKEY SYSTEMS TO THE RAIL INDUSTRY.

Press enquiries:     G. Tourvieille
                     (Tel. +33 1 47 55 23 15) - internet.press@chq.alstom.com
Investor relations:  E. Rocolle-Teyssier
                     (Tel.+33 1 47 55 21 70) - investor.relations@chq.alstom.com internet: www.alstom.com

               ALSTOM CONSOLIDATED CASH QUARTERLY STATEMENT AS OF 30 JUNE 2002 (UNAUDITED)

In euro million.                                At December 31,         At March 31,          At June 30,
                                                           2001                 2002                 2002
                                                ---------------------------------------------------------

Current assets (maturity ‹ 1 year):
Loans / Deposits                                           28.9                135.8                131.4
Inventories and contracts in progress, net              5,824.1              5,592.6              5,952.7
Trade receivables, net                                  5,177.3              4,730.0              4,409.1
Other accounts receivable, net                          3,503.8              3,253.6              3,182.5
Short term investments and cash and cash
equivalents:
   - Short term investments                               361.2                135.1                260.4
   - Cash and cash equivalents                          1,863.9              1,904.4              1,316.9
                                                ---------------------------------------------------------
TOTAL                                                  16,759.2             15,751.5             15,253.0
                                                ---------------------------------------------------------

Current liabilities (maturity ‹ 1 year):
Bonds                                                       0.0                  0.0                  0.0
Other borrowings and financial debts                      712.4              1,081.8              1,777.6
Commercial paper                                          944.1                455.1                324.0
Customers' deposits and advances                        5,844.1              5,073.9              5,234.8
Trade payables                                          4,834.8              5,564.1              4,290.9
Accrued contract costs, other payables                  4,735.8              4,538.2              5,170.2
and accrued expenses
                                                ---------------------------------------------------------
TOTAL                                                  17,071.2             16,713.1             16,797.5
                                                ---------------------------------------------------------

SHORT TERM CASH POSITION                                 -312.0               -961.6             -1,544.5

                                               *           *
                                                     *

                                    SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                 ALSTOM

Date: August 7, 2002                          By: /s/ Philippe Jaffré
                                                 -------------------------------
                                                 Name:   Philippe Jaffré
                                                 Title:  Chief Financial Officer